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                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

    Filed by the Registrant /X/
    Filed by a Party other than the Registrant / /

    Check the appropriate box:
    / /  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    /X/  Definitive Additional Materials
    / /  Soliciting Material Pursuant to Section240.14a-11(c) or
         Section240.14a-12

               INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
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                (Name of Registrant as Specified In Its Charter)

               INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
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                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

/ /  No fee required.
/X/  Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
     and 0-11.
     (1) Title of each class of securities to which transaction applies:
         Class B Non-Voting Common Stock, $0.02 par value per share
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     (2) Aggregate number of securities to which transaction applies:
         947,483 (1)
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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
         $28.24 (1)
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     (4) Proposed maximum aggregate value of transaction:
         $26,756,919.92
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     (5) Total fee paid:
         $5,351.38
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         ------------------------
         (1) Total number of shares of Class B Non-Voting Common Stock estimated to be outstanding as of June 15, 1998.
         (2) Pursuant to Rule 0-11, the filing fee was computed on the basis of a $28.24 per share cash price.
/X/  Fee paid previously with preliminary materials.
/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the revious filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
         $5,351.38
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     (2) Form, Schedule or Registration Statement No.:
         Schedule 14A-Preliminary
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     (3) Filing Party:
         Independent Research Agency for Life Insurance, Inc.
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     (4) Date Filed:
         July 6, 1998
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                                     [LOGO]
              INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
                            4100 SOUTH HULEN STREET
                            FORT WORTH, TEXAS 76109

Dear Shareholder:

    You recently received a copy of the Proxy Statement dated October 30, 1998 for the Special Meeting of Shareholders of Independent Research Agency for Life Insurance, Inc. (the "Company") to be held on Monday, November 23, 1998, at 1:30 p.m., local time. Since the date that we mailed the proxy materials to you, there has been a development in a matter that we discussed in the Proxy Statement. Capitalized terms in this letter that are not defined have the meanings given in the Proxy Statement.

    As we told you in the Proxy Statement under the heading "SPECIAL FACTORS--Background of the Merger," in response to a claim by Debra S. Payne that the filing of the proxy materials with the Securities and Exchange Commission was an event under the Payne Family Stock Agreement that required Carroll H. Payne II, Freda J. Payne and Naomi K. Payne (the "Other Payne Family Members") to sell their shares of Class A Stock to Debra S. Payne, the Company and the Other Payne Family Members filed a declaratory judgment action. We also told you that the Company, the Other Payne Family Members and Debra Sue Payne were in settlement discussions.

    The parties settled this matter pursuant to a Compromise Settlement Agreement and Mutual Release, dated November 16, 1998 (the "Settlement Agreement"), a copy of which has been filed as an exhibit to the Schedule 13E-3. Under the terms of the Settlement Agreement, the Company has paid Debra S. Payne $4.8 million and attorneys' fees and expenses of $1.3 million. In addition, the Company, First Command and Debra S. Payne have entered into a Deferred Payment Agreement, dated November 16, 1998 (the "Deferred Payment Agreement"), a copy of which has been filed as an exhibit to the Schedule 13E-3. Pursuant to the Deferred Payment Agreement, in the event of certain capital transactions involving the Company, such as a sale, merger or public stock offering by the Company within ten years of the settlement, Debra S. Payne will receive a cash payment equal to the excess of a percentage of the proceeds of any such transaction over $6.1 million. The Merger, customary purchases of stock and MAP Units, and certain internal restructurings of the Company are not considered sales of the Company. Notwithstanding this obligation to make a contingent payment to Debra S. Payne, none of the Company, the Surviving Corporation, or the Board of Directors or officers of the Company or the Surviving Corporation is under any obligation to seek any transaction that would constitute a sale of the Company, nor does any such person have the present intention or desire to sell the Company. The terms of the Deferred Payment Agreement are binding on the Surviving Corporation.

    In return, Debra S. Payne has released (i) her shares of Class A Stock; (ii) all of her rights related to such shares of Class A Stock; (iii) her shares of Class B Stock; (iv) all of her rights related to such shares of Class B Stock;
(v) any and all of her rights under the Payne Family Stock Agreement, including her entitlement to buy the Class A Stock from the Other Payne Family Members, her anti-dilution rights, her right of first refusal, her preemptive right, her right with the Other Payne Family Members to own a minority by one share of the outstanding shares of Class A Stock and her pro rata option right with respect to voting stock owned by the Other Payne Family Members; (vi) her rights to receive dividends or distributions on her Class A Stock or on her Class B Stock;
(vii) her existing ownership interest in the Company; and (viii) her rights to and interest in claims relating to the relationship, dealings or affairs between her on the one hand and the Company and/or the Other Payne Family Members on the other hand. In addition, Debra S. Payne has agreed to certain other undertakings, as set forth in the Settlement Agreement.

    In the event that you have already returned your proxy card and wish to change your vote as a result of this information, please contact Sandra Allen, Corporate Secretary of the Company, at (817) 731-8621, and you will be provided with another proxy card. Proxy cards will also be available at the Special Meeting. In the event that you do not desire to change your vote as a result of this information, you do not need to do anything further at this time.

                                          Sincerely,

                                          /s/ Lamar C. Smith
                                          Lamar C. Smith
                                          Chairman of the Board

November 17, 1998